Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 25, 2012	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Amendment No. 1 to Registration Statement on
Form S-11
Filed February 13, 2012
File No. 333-177753

Dear Mr. Dang:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 2, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 4, 2011 (No. 333-177753), as amended by Amendment No. 1 filed by the Company with the Commission on February 13, 2012, (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 has been filed by the Company today, and contains certain changes that are intended to conform the disclosures in the Registration Statement to the disclosures in the Company’s prospectus filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on May 2, 2012.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2. All page number references in the Company’s responses are to page numbers in Amendment No. 2.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

July 25, 2012 Page2

General

1.	Please refer to General Instruction H.3 of Form S-11. Please revise to incorporate your annual report for the most recently completed fiscal year prior to effectiveness.

We have revised the disclosure as requested (p. 212)

Estimated Use of Proceeds, page 78

2.	We note your response to comment 3. Please tell us if the “maximum initial public offering” disclosed includes the use of proceeds that have already been raised. If so, tell us the purpose of including the proceeds that have already been raised and deployed.

The disclosed “maximum initial public offering” includes the use of proceeds that have already been raised. In our experience, we have consistently reported “maximum initial public offering” in the same way. The purpose for including the use of proceeds in such calculation is to provide investors with more complete information.

Share Repurchase Program, page 201

3.	We note your response to comment 4. Considering your distributions declared were greater than your cash flow from operations for the nine months ended September 30, 2011, please revise to remove the reference to operating funds as a funding source for your redemptions or advise.

We have revised the section titled “Distribution Reinvestment and Share Repurchase Programs – Share Repurchase Program” to remove the reference to operating funds as a funding source for redemptions. (p. 207)

Prior Performance

Table I, page A-3

4.	We note your response to comment 5. As the table is meant to disclose the prior program’s experience of raising funds from passive investors and the application of those funds, please relocate the noted line item to a footnote or tell us why its inclusion accurately depicts how offering proceeds were utilized.

As described in our prior response to comment 5, the payment of selling commissions and organization and offering expenses by Lightstone SLP, LLC is an integral part of Lightstone I’s structure. Therefore, it is necessary to offer investors a complete understanding of the financial impact of this structure. Part of this structure is illustrated by the fact that Lightstone I does not pay selling commissions and organization and offering expenses, but the resulting lower fees are possible because of the sale of special partnership units. We respectfully believe that placing the information found in the special partnership units line item in a footnote would mean that the table would not offer an accurate representation of Lightstone I’s experience in raising and investing funds for public program properties because the full impact of the structure would not be reflected.

July 25, 2012 Page3

Table III, page A-5

5.	We note your response to comment 7. Your disclosure in the group of line items “source (on cash basis)” still indicates that distributions in 2008 and 2009 were fully sourced from operations. Please tell us how you determined the noted sourcing.

We have revised the table to show that cash distributions to investors in Lightstone I in 2008 and 2009 were sourced exclusively (in 2008) and primarily (in 2009) from “other”, rather than from operations. (p. A-6)

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.